FOR IMMEDIATE RELEASE	October 27, 2025

Micromem Technologies Provides Update

Toronto, Ontario and New York, New York, October 27, 2025 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide the following update on its current activities.

Micromem met with the University of Toronto ("UofT") on October 16, 2025, in connection with the Collaboration Agreement executed amongst Micromem, the Department of National Defence (DND), and the UofT on February 25, 2025. The ongoing work under this agreement focuses on the development of both gas and liquid sensing technologies. The project continues to progress well and remains on schedule.

The Company anticipates its next meeting with representatives of the UofT, the Natural Sciences and Engineering Research Council of Canada (NSERC), and the Defence Research Development Canada (DRDC) will occur before the end of calendar year 2025. This meeting will include a review of the program's progress and the establishment of the forward-looking plan for calendar year 2026.

Micromem also recently submitted a research proposal to NATO DIANA (the Defence Innovation Accelerator for the North Atlantic), an initiative established by NATO to foster and accelerate dual-use innovation technologies. Although NATO DIANA did not advance Micromem's 2025 submission, the Company has been encouraged to submit a revised proposal in 2026 and intends to do so.

Separately, discussions with Chevron continue as part of Micromem's ongoing commercial engagement initiatives.

Micromem will continue to keep shareholders informed as additional developments arise.

About Micromem

Micromem Technologies Inc. and its subsidiaries, a publicly traded company (OTCQB: MMTIF, CSE: MRM), develops, and commercializes advanced sensor solutions using proprietary nanotechnology and analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. It creates platforms the serve the needs of industries that demand accuracy, durability, and real-time intelligence in detection systems.  By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 616,090,414

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023; Subscribe to receive News Releases by Email on our website's home page:  www.micromeminc.com.